Diamond Foods, Inc.
600 Montgomery Street, 17th Floor
San Francisco, CA 94111
January 11, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Parker Morrill
Re:	Diamond Foods, Inc. Registration Statement on Form S-3 File No. 333-162221
Dear Mr. Morrill:
     We received your letter, dated December 10, 2009, conveying comments of the staff of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filing. Our responses to your comments are provided below, following the staff comments in bold, italicized text.
     In addition, please be advised that the registration statement has been revised to include unaudited pro forma financial information related to a September 2008 acquisition. We believe this information is required but is not material because our audited financial statements for the fiscal year ended July 31, 2009 included more than ten months of combined actual results. See page 22. We also adopted certain amendments to ASC Topic 260-10 “Earning per Share” effective August 1, 2009, as a result of which we are required to present our earnings per share information under the two-class method, including results for the year ended July 31, 2009. Adoption of these amendments had no material impact on our financial condition, results of operations or cash flows for any period presented in our 2009 Annual Report on Form 10-K, and had no impact on earnings per share for prior fiscal years. See page 24.
Incorporation of Certain Information by Reference, Page 21
1.	Please specifically incorporate by reference your quarterly report on Form 10-Q for the quarter ended October 31, 2009. See Item 12(a)(2) of Form S-3.
Response:
We have revised the registration statement as requested.

Legal Opinion
2.	We note your response to our prior comment 1. Please obtain and file a revised legal opinion that also states, if true, that the rights will be validly issued. In addition, given that you are incorporated in Delaware and given the choice of Delaware law under the rights agreement, it does not appear to be appropriate for counsel to assume that California law applies with respect to the rights. The revised opinion should not include such assumption.
Response:
We have obtained and filed a revised legal opinion as requested.
3.	We also note counsel’s statement that counsel is admitted to practice law in the State of California, and we note that counsel’s opinion addresses the laws of the State of New York. Counsel should remove any implication in the opinion that counsel is not qualified to opine on the relevant jurisdictions.
Response:
We have filed a revised legal opinion that removes any such implication, as requested.
          Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 445-7444, or Horace Nash, Esq. of Fenwick & West LLP, our outside legal counsel, at (650) 335-7934.

Sincerely,
/s/ Steven M. Neil
Steven M. Neil
Executive Vice President Chief Financial and Administrative Officer

cc:	Stephen Kim, Esq., Diamond Foods, Inc. Horace Nash, Esq., Fenwick & West LLP